Filed Pursuant to Rule 433
Registration No. 333-133007
November 3, 2008

$[●]
Equity Buffer Notes

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
and Prospectus Addendum dated December 12, 2007)

Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are 15.00% principal protected, and you may lose up to 85.00% of your initial investment in the notes.

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a security linked to the reference asset described below. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

- **Reference Asset:** An equally weighted basket of the S&P 500® Index (ticker: SPX) (the "SPX"), the Russell 2000® Index (ticker: RTY) (the "RTY") and the iShares® MSCI EAFE Index Fund (ticker: EFA) (the "EFA") each of which we refer to as a "basket component," and collectively, as the "basket components".
- **Basket Weightings:** The weighting of each basket component is fixed at 1/3rd and will not change unless any basket component is modified during the term of the notes as described herein.
- **Principal Amount:** $1,000 per note.
- **Trade Date:** [November 24, 2008].
- **Pricing Date:** [November 24, 2008].
- **Original Issue Date:** [November 28, 2008].
- **Final Valuation Date:** [December 22, 2009], subject to adjustment as described herein.
- **Maturity Date:** 3 business days after the final valuation date and is expected to be [December 28, 2009]. The maturity date is subject to adjustment as described herein.
- **Payment at Maturity:** For each note, the cash settlement value.
- **Cash Settlement Value:** You will receive a cash payment on the maturity date that is based on the basket return (as described below):
    - If the basket return is greater than or equal to 0.00%, you will receive an amount equal to 100.00% of the principal amount plus the lesser of:
        (i) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate; and
        (ii) the product of (a) the principal amount multiplied by (b) the maximum gain; and
    - If the basket return is between 0.00% and -15.00%, you will receive 100.00% of the original principal amount; and
    - If the basket return is less than -15.00%, you will lose 1.00% of the original principal amount for each percentage point that the basket return is below -15.00%. For example, if the basket return is -30.00%, you will suffer a 15.00% loss and receive 85.00% of the original principal amount.
- **Upside Participation Rate:** 100.00%.
- **Maximum Payment at Maturity:** [$1,170.00 - $1,200.00] per note.
- **Maximum Gain:** [17.00% - 20.00%].
- **Initial Level:** With respect to SPX, [●], which represents the official closing level of SPX as determined by the calculation agent. With respect to RTY, [●], which represents the official closing level of RTY as determined by the calculation agent. With respect to EFA, [●], which represents the official closing price of one share of EFA on the pricing date, as determined by the calculation agent.
- **Final Level:** With respect to SPX, the official closing level of SPX on the final valuation date as determined by the calculation agent. With respect to RTY, the official closing level of RTY on the final valuation date as determined by the calculation agent. With respect to EFA, the official closing price of one share of EFA on the final valuation date as determined by the calculation agent.
- **Basket Component Return:** With respect to a basket component and as determined on the final valuation date, the quotient, expressed as a percentage, of (i) the final level of such basket component minus the initial level of such basket component divided by (ii) the initial level of such basket component, expressed as a formula:

$$\left(\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}} \right)$$

- **Basket Return:** The sum of (a) the product of the basket component return of SPX multiplied by 1/3, plus (b) the product of the basket component return of RTY multiplied by 1/3, plus (c) the product of the basket component return of EFA multiplied by 1/3, expressed as a formula:

$$\text{Basket Return} = (R_{SPX}/3) + (R_{RTY}/3) + (R_{EFA}/3)$$

    Where..
    R_{SPX} is the basket component return for SPX as determined on the final valuation date for SPX;
    R_{RTY} is the basket component return for RTY as determined on the final valuation date for RTY; and
    R_{EFA} is the basket component return for EFA as determined on the final valuation date for EFA.
- **Official Closing Level:** With respect to SPX, and on any scheduled trading day between the pricing date and the final valuation date, inclusive, the official closing level will be the closing level of SPX on such scheduled trading day as determined by the calculation agent and based upon determinations with respect thereto made by the index sponsor (as defined herein) for SPX and displayed on Bloomberg Professional® service page "SPX <INDEX>". With respect to RTY, and on any scheduled trading day between the pricing date and the final valuation date, inclusive, the official closing level will be the closing level of RTY on such scheduled trading day as determined by the calculation agent and based upon determinations with respect thereto made by the index sponsor for RTY and displayed on Bloomberg Professional® service page "RTY <INDEX>". With respect to EFA, and on any scheduled trading day between the pricing date and the final valuation date, inclusive, the official closing level will be the closing price of one share of EFA on such scheduled trading day as determined by the calculation agent and displayed on the Bloomberg Professional® service page "EFA UP <EQUITY>".
- **Form of notes:** Book-Entry.
- **CUSIP and ISIN:** 4042K0TM7 and [●].
- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.
- **Agent's Discount:** TBD

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC

HSBC SECURITIES (USA) INC.
November 3, 2008

SUMMARY

General Terms

    This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to an equally weighted basket consisting of two equity indices and an exchange traded fund. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, the basket components, any index or stocks underlying the basket components, or as to the suitability of an investment in the notes.

    You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 12, 2007, and the prospectus addendum of December 12, 2007. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc.

    HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

    You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

    We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date and for each note, we will pay you the cash settlement value, which is an amount in cash based on the basket return, as described below:

- If the basket return is greater than or equal to 0.00%, you will receive an amount equal to 100.00% of the principal amount plus the lesser of:

    (i) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate; and

    (ii) the product of (a) the principal amount multiplied by (b) the maximum gain; and

- If the basket return is between 0.00% and -15.00%, you will receive 100.00% of the original principal amount; and

- If the basket return is less than -15.00%, you will lose 1.00% of the original principal amount for each percentage point that the basket return is below -15.00%. For example, if the basket return is -30.00%, you will suffer a 15.00% loss and receive 85.00% of the original principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Market Disruption Event]

If the final valuation date is not a scheduled trading day with respect to a basket component, then the final valuation date for that basket component will be the next day that is a scheduled trading day for that basket component. If a market disruption event (as defined below) exists with respect to a basket component on a final valuation date, then the final valuation date for that basket component will be the next scheduled trading day for that basket component on which a market disruption event does not exist with respect to that basket component. For the avoidance of doubt, if no market disruption event exists with respect to a basket component on a final valuation date for that basket component, the determination of that basket component's final level will be made on that final valuation date, irrespective of the existence of a market disruption event with respect to the other basket components.

The following section applies only to SPX and RTY and does not apply to EFA:

If a market disruption event with respect to the final valuation date for SPX or RTY, as applicable, exists on five consecutive scheduled trading days fur such basket component, then that fifth scheduled trading day will be the final valuation date for such basket component, and the calculation agent will determine the ending value for such basket component on that date in accordance with the formula for and method of calculating SPX or RTY, as applicable, last in effect prior to the occurrence of that market disruption event, using the relevant exchange traded or quoted price of each component security comprised in SPX or RTY, as applicable, (or if an event giving rise to a market disruption event has occurred with respect to a component security in SPX or RTY, as applicable, on that fifth scheduled trading day, its good faith estimate of the value for that component security). If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date and no interest will be paid in respect of such postponement.

"Market disruption event" means, with respect to SPX and RTY, respectively, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any component security included in SPX or RTY, as applicable, or (B) in futures or options contracts relating to SPX or RTY, as applicable, on any related exchange; or

(ii) Any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any component security included in SPX or RTY, as applicable, or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to SPX or RTY, as applicable, on any relevant related exchange; or

(iii) The closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

"Related exchange" means, with respect to SPX and RTY, respectively, each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided the calculation agent has determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to SPX or RTY, as applicable.

"Relevant exchange" means, with respect to SPX and RTY, respectively, the primary exchange or quotation system for any security then included in SPX or RTY, as applicable.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

The following section applies only to EFA and does not apply to SPX or RTY:

If the final valuation date is not a scheduled trading day then the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day on which a market disruption event does not exist. If a market disruption event exists with respect to the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date, and the calculation agent will determine the ending value of EFA on that date in good faith and in its sole discretion using its estimate of the exchange traded price for EFA that would have prevailed but for that market disruption event. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date and no interest will be payable in respect of such postponement.

"Market disruption event" means, with respect to EFA, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of EFA, (B) relating to any security included in the underlying index of EFA or (C) in futures or options contracts relating to EFA or the underlying index of EFA, on any related exchange; or

(ii) Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of EFA, (B) to effect transactions in, or obtain market values for any security included in the underlying index of EFA, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to EFA or the underlying index of EFA on any relevant related exchange; or

(iii) The closure on any scheduled trading day of any relevant exchange relating to shares of EFA or relating to any security included in the underlying index of EFA or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means, with respect to EFA, each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to EFA or the underlying index of EFA has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to EFA or the underlying index of EFA on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to EFA or the underlying index of EFA are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to EFA or the underlying index.

"Relevant exchange" means, with respect to EFA, any exchange on which shares of EFA or securities then included in the underlying index of EFA trade.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the equally weighted basket of SPX, RTY and EFA will appreciate moderately—meaning that you believe the equally weighted basket of SPX, RTY and EFA will appreciate over the term of the notes, but do not believe such appreciation is likely to exceed the maximum gain of [17.00%-20.00%].

- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -15.00%.

- You are willing to invest in the notes based on the upside participation rate of 100.00%.

- You are willing to invest in the notes based on the fact your return (as magnified by the upside participation rate) is subject to the maximum gain of [17.00%-20.00%]%.

- You are willing to forego dividends paid on EFA, and the stocks included in SPX and RTY.

- You do not seek current income from this investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the notes to maturity.

- You seek an investment whose return is linked to a weighted basket containing indices that represent companies in a variety of market sectors and an exchange traded fund tracking the performance of an underlying index that represents companies in a variety of foreign jurisdictions.

The notes may not be suitable for you if:

- You do not believe equally weighted basket of SPX, RTY and EFA will appreciate over the term of the notes, or you believe equally weighted basket of SPX, RTY and EFA will appreciate by more than the maximum gain during the term of the note.

- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -15.00%.

- You prefer a product that provides an upside participation rate of greater than [100.00%].

- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

- You prefer to receive the dividends paid on EFA, and the stocks included in SPX and RTY.

- You seek current income from this investment.

- You are unable or unwilling to hold the notes to maturity.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You do not seek an investment whose return is linked to a weighted basket containing indices that represent companies in a variety of market sectors and an exchange traded fund tracking the performance of an underlying index that represents companies in a variety of foreign jurisdictions.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in EFA or the securities comprising SPX or RTY. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus addendum and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances";

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset"; and

- "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset".

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 85.00% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100.00% of the principal amount of your notes if the basket return is below -15.00%. In that event, you will lose 1.00% of the original principal amount for each percentage point that the basket return is below -15.00%. Accordingly, you may lose up to 85.00% of your initial investment in the notes.

Your Payment at Maturity, if any, Will Not Exceed the Maximum Payment at Maturity.

Your payment at maturity, if any, will not exceed the maximum payment at maturity of [$1,170.00 - $1,200.00]. You will not participate in any appreciation of the basket return (as magnified by the upside participation rate) beyond the maximum gain of [17.00% - 20.00%]. YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM GAIN OF [17.00% - 20.00%].

Changes in the Final Levels of the Basket Components May Offset Each Other.

The notes are linked to an equally weighted basket composed of the basket components. At a time when the price or level of one or more of the basket components increases, the price or level of one or more of the other basket components may not increase by the same amount or may even decline. Therefore, in calculating the basket return, increases in the prices or levels of one or more of the basket components may be moderated, or wholly offset, by lesser increases or declines in the prices or levels of one or more of the other basket components.

The Value of Shares of EFA may not Completely Track the Value of the MSCI® EAFE Index (the "underlying index").

Although the trading characteristics and valuations of shares of EFA will usually mirror the characteristics and valuations of the underlying index, the value of the shares of EFA may not completely track the value of the underlying index. The value of EFA may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because EFA may not actually hold all of the stocks that comprise the underlying index but rather invests in a representative sample of securities which have a similar investment profile as the stocks that comprise the underlying index, EFA may not fully replicate the performance of the underlying index.

The Value of Shares of EFA is Subject to Risks Associated with the Foreign Securities Markets.

Because foreign companies or foreign equity securities included in the underlying index of EFA may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Level of RTY is Subject to Risks Associated with Small Capitalization Stocks.

The stocks that constitute RTY are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Uncertain Tax Treatment.

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft, our special counsel, it is reasonable to treat the notes in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year at such time for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

The EFA is a "pass-thru" entity for purposes of section 1260 of the Code, and we therefore intend to treat the portion of the notes that reference EFA as subject to the "constructive ownership" rules of section 1260. Moreover, certain of the entities included in SPX and/or RTY could be treated as a "real estate investment trust" ("REIT"), partnership, trust, or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the portion of the notes that corresponds to SPX and/or RTY will also will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term gain had it held the EFA or any other pass-thru entity directly. Because the U.S. holder does not share in distributions made on the EFA, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held shares of the EFA directly. However, to the extent that one or more of the entities in the SPX and/or RTY constitute PFICs or other pass-thru entities for purposes of section 1260 of the Code, or if the EFA rebalances its positions or purchases a new position within a year of the maturity, sale, exchange, or other disposition of the note by a U.S. holder, the U.S. holder will generally be unable to demonstrate that it would have recognized long-term capital gain with respect to that portion of the note that references the EFA, SPX, or RTY, respectively. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations."

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the final levels of the basket components relative to their respective initial levels. We cannot predict the final level of each basket component, and thus the basket return, on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial levels of the basket components used in the illustrations below are not the actual initial levels of the basket components. You should not take these examples as an indication or assurance of the expected performance of the basket components. The numbers below are rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume that the notes are held to maturity, that the upside participation rate is equal to 100.00%, that the maximum gain is 18.00%, and that if the basket return is below -15.00%, investors will lose 1.00% of the original principal amount of their notes for each percentage point that basket return is below -15.00%.

Example 1: The final levels of each basket component increase compared to their respective initial levels.

Index	SPX	RTY	EFA
Initial Level	1,300.00	650.00	50.00
Final Level	1,365.00	676.00	53.00
Basket Component Return	5.00%	4.00%	6.00%
Basket Return **(RSPX/3 + RRTY/3 + REFA/3)**	5.00%		
Basket Return x Upside Participation Rate (100.00%)	5.00%		
Maximum Gain	18.00%		
Cash Settlement Value	$1,050.00		

Here, the basket return is 5.00%.

Because the basket return is positive and below the maximum gain the cash settlement value equals 100.00% of the original principal amount plus the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate. Accordingly, at maturity, the cash settlement value in this example would equal $1,050.00.

Example 1 shows that you are assured a return of your principal investment, subject to the maximum gain, when the final levels of the basket components exceed their initial levels.

Example 2: The final levels of each basket component increase significantly compared to their respective initial levels.

Index	SPX	RTY	EFA
Initial Level	1,300.00	650.00	50.00
Final Level	1,599.00	780.00	62.50
Basket Component Return	23.00%	20.00%	25.00%
Basket Return (RSPX/3 + RRTY/3 + REFA/3)	22.67%		
Basket Return x Upside Participation Rate (100.00%)	22.67%		
Maximum Gain	18.00%		
Cash Settlement Value	$1,180.00		

Here, the basket return is 22.67%.

Because the basket return multiplied by the upside participation rate is greater than the maximum gain of 18.00%, the cash settlement value would be equal to the maximum payment at maturity. Accordingly, at maturity, the cash settlement value in this example would be $1,180.00.

Example 2 shows that the return on your investment in the notes would be capped by the maximum payment at maturity in situations where the basket return exceeds the maximum gain of 18.00%.

Example 3: The final levels of each basket component decline slightly compared to their respective initial levels.

Index	SPX	RTY	EFA
Initial Level	1,300.00	650.00	50.00
Final Level	1,235.00	630.50	48.00
Basket Component Return	-5.00%	-3.00%	-4.00%
Basket Return (RSPX/3 + RRTY/3 + REFA/3)	-4.00%		
Cash Settlement Value	$1,000.00		

Here, the basket return is -4.00%.

Because the basket return is negative, but is not less than -15.00%, you would receive a cash settlement value equal to the original principal amount of your notes. Accordingly, the cash settlement value in this example would be equal to $1,000.

Example 3 shows that you are assured the return of the original principal amount of your notes where the basket return is not less than -15.00%.

Example 4: **The final levels of each basket component decline significantly compared to their respective initial levels.**

Index	SPX	RTY	EFA
Initial Level	1,300.00	650.00	50.00
Final Level	975.00	500.50	35.00
Basket Component Return	-25.00%	-23.00%	-30.00%
Basket Return **(RSPX/3 + RRTY/3 + REFA/3)**	-26.00%		
Cash Settlement Value	$890.00		

Here, the basket return is -26.00%.

Because the basket return is negative and is less than -15.00%, you would lose 1.00% of the original principal amount of your notes for each percentage point that the basket return is below -15.00%. Accordingly, at maturity, the cash settlement value would be equal to $890.00, and you would suffer a loss of 11.00%.

Example 4 shows that you may lose up to 85.00% of the original principal amount of your notes if the basket return falls below -15.00%.

Example 5: **The final level of EFA decreases significantly, while the final level of SPX and RTY increase moderately, compared to their respective initial levels.**

Index	SPX	RTY	EFA
Initial Level	1,300.00	650.00	50.00
Final Level	1,196.00	611.00	25.00
Basket Component Return	8.00%	6.00%	-50.00%
Basket Return **(RSPX/3 + RRTY/3 + REFA/3)**	-36.00%		
Cash Settlement Value	$790.00		

Here, the basket return is -36.00%.

Because decline in the level of EFA was significant enough to effectively eliminate the positive basket component return of each of the other basket components, the basket return is negative. Since the basket return is negative and is less than -15.00%, you would lose 1.00% of the original principal amount of your notes for each percentage point that the basket return is below -15.00%. Accordingly, at maturity, you would suffer a loss of -21.00% of your principal amount, and the cash settlement value would be equal to $790.00.

Example 5 shows that a significant change in the level of a single basket component will have a greater influence upon the return of your investment than more moderate changes in the level of other basket components.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount of Notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on an investment of $1,000 in notes for a hypothetical range of performance for the basket return from -100.00% to +100.00%. The following results are based solely on the assumptions cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The table assumes a hypothetical upside participation rate of 100.00% and a maximum payment at maturity of $1,180.00. The table also assumes that if the basket return is less than -15.00%, you will lose 1.00% of the original principal amount of your notes for each percentage point that the basket return is below -15.00%.

Assumptions:

- Principal amount: $1,000

- Upside participation rate: 100.00%, if the basket return is positive

- Maximum payment at maturity: $1,180.00

- Partial principal protection: The initial 15.00% of any negative basket return

- Reference asset performance: 100.00% to -100.00%

Performance of the Reference Asset	Performance of the Notes		
Basket Return	**Upside Participation Rate**	**Return on the Notes (%)**	**Payment at Maturity**
100.00%	100.00%	18.00%	$1,180.00
90.00%	100.00%	18.00%	$1,180.00
80.00%	100.00%	18.00%	$1,180.00
70.00%	100.00%	18.00%	$1,180.00
60.00%	100.00%	18.00%	$1,180.00
50.00%	100.00%	18.00%	$1,180.00
40.00%	100.00%	18.00%	$1,180.00
30.00%	100.00%	18.00%	$1,180.00
20.00%	100.00%	18.00%	$1,180.00
10.00%	100.00%	10.00%	$1,100.00
5.00%	100.00%	5.00%	$1,050.00
0.00%	N/A	0.00%	$1,000.00
-5.00%	N/A	0.00%	$1,000.00
-10.00%	N/A	0.00%	$1,000.00
-20.00%	N/A	-5.00%	$950.00
-30.00%	N/A	-15.00%	$850.00
-40.00%	N/A	-25.00%	$750.00
-50.00%	N/A	-35.00%	$650.00
-60.00%	N/A	-45.00%	$550.00
-70.00%	N/A	-55.00%	$450.00
-80.00%	N/A	-65.00%	$350.00
-90.00%	N/A	-75.00%	$250.00
-100.00%	N/A	-85.00%	$150.00

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE BASKET COMPONENTS

General

This free writing prospectus is not an offer to sell and it is not an offer to buy any of the securities comprising SPX or RTY, interests in EFA, or any of the securities comprising the underlying index of EFA. All disclosures contained in this free writing prospectus regarding the basket components, including their make-up, performance, method of calculation, and changes in their constituents, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the basket components, stocks comprising SPX, RTY or the underlying index of EFA contained in this free writing prospectus. You should make your own investigation into the basket components and stocks included in SPX, RTY or the underlying index of EFA contained in this free writing prospectus. An index sponsor has no obligation to continue to publish, and may discontinue publication of SPX, RTY or the underlying index of EFA. An index sponsor may discontinue or suspend the publication of SPX, RTY or the underlying index of EFA, as applicable, at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the index sponsor is accurate or complete. For more information, We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-25 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to SPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of SPX at any time.

S&P publishes SPX.

SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 30, 2008, 420 companies, or 84.00% of SPX, traded on the New York Stock Exchange and 79 companies, or 16.00% of SPX, traded on The NASDAQ Stock Market. S&P chooses companies for inclusion in SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the "NYSE"), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise SPX with the number of companies included in each group, as of October 30, 2008, indicated in parentheses: Industrials (57), Utilities (32), Telecommunication Services (9), Materials (30), Information Technology (74), Energy (40), Consumer Staples (41), Consumer Discretionary (80), Healthcare (53) and Financials (84). Changes in SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. SPX does not reflect the payment of dividends on the stocks included in SPX.

Computation of SPX

S&P currently computes SPX as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in SPX, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of SPX and a SPX component's market value.

License Agreement with Standard & Poor's ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notoes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of SPX

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of SPX for each quarter in the period from April 1, 2005 through September 30, 2008 and for the period from October 1, 2008 through October 30, 2008. The closing level of SPX on October 30, 2008 was 951.96. We obtained the data in the following table from Bloomberg Professional® service ("Bloomberg"), without independent verification by us. **Historical levels of SPX should not be taken as an indication of future performance, and no assurance can be given that the level of SPX will increase relative to the initial level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
June 30, 2008	1,440.24	1,272.00	1,280.00
September 30, 2008	1,313.15	1,106.42	1,116.36
October 1, 2008 through October 30, 2008	1,167.03	839.80	951.96

The Russell 2000® Index

We have derived all information relating to RTY, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. Such information reflects the policies of and is subject to change by Russell Investment Group. Russell Investment Group is under no obligation to continue to publish, and may discontinue or suspend the publication of RTY at any time.

RTY is an index calculated, published, and disseminated by the Russell Investment Group, and measures the composite price performance of stocks of 2,000 companies incorporated and domiciled in the United States and its territories. All 2,000 stocks are traded on the New York Stock Exchange, the American Stock Exchange LLC, or NASDAQ, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. RTY is designed to track the performance of the small capitalization segment of the United States equity market.

Only stocks belonging to companies domiciled in the U.S. are allowed into RTY. Preferred and convertible preferred stock, paired shares, redeemable shares, warrants, participating preferred stock, trust receipts, rights, royalty trusts, limited liability companies, pink sheets, limited partnership, OTC Bulletin Board companies and closed-end mutual funds are excluded from RTY. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in RTY, although exceptions to this general rule have been made where the Russell Investment Group has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in RTY.

However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on May 31 of each year, the Russell Investment Group reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. Real-time dissemination of RTY began on January 1, 1987.

Computation of RTY

RTY is a capitalization-weighted index. RTY reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. RTY is determined by adding the market values of the component stocks, which are gotten by multiplying the price of each stock by the number of available shares, to get the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of RTY on the base date of December 31, 1986. The most recently traded price for a security will be used in determining RTY. If a component security is not open for trading, the most recently traded price for that stock will be used. The divisor is adjusted to reflect certain events in order to provide consistency for RTY. The events include changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other changes. Available shares are considered to be available for trading. Exclusion of market value held by other listed companies and large holdings by private investors (10% or more) is based on information recorded in Securities and Exchange Commission filings.

Annual reconstitution is the process by which RTY is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or change in style characteristics. Reconstitution ensures that the correct companies are represented in RTY.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in Securities and Exchange Commission filings. Other sources are used in cases of missing or questionable data.

The following types of shares considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans that comprise 10.00% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in RTY are held by another company also in RTY, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns 10.00% or more of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

- Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ.

The following summarizes the types of RTY maintenance adjustments and indicates whether or not an index adjustment is required.

- "No Replacement" Rule – Securities that leave RTY for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in RTY will fluctuate according to corporate activity.

- Rule for Corporate Action-Driven Changes – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a United States securities exchange, the stock is deleted from RTY at the open of trading on the ex-date using the previous day's closing prices.

- When acquisitions or mergers take place within RTY, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of RTY. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e. the Russell 3000® Index or the Russell 1000® Index), the shares for the acquiring stock were not adjusted until month end.

- Deleted Stocks – When deleting stocks from RTY as a result of exchange delisting or reconstitution, the price used is the market price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on the Primary Exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest Primary Exchange closing price available will be used.

- Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in RTY at the latest reconstitution.

- Quarterly IPO Additions – Eligible companies that have recently completed an initial public offering are added to RTY at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to RTY using their industry's average style probability established at the latest constitution.

In order for a company to be added to RTY in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end : (i) price/trade; (ii) rank larger in total market capitalization than the market-adjusted smallest company in RTY as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Each month, RTY is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Only cumulative changes to shares outstanding greater than 5.00% are reflected in RTY. This does not affect treatment of major corporate events, which are effective on the ex-date.

License Agreement with Russell Investment Group

We have entered, or are exploring entering, into a non-exclusive license agreement with Russell Investment Group, whereby we and our affiliates and subsidiary companies, in exchange for a fee, will be permitted to use RTY, which is owned and published by Russell Investment Group, in connection with certain products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by the Russell Investment Group (including its affiliates). Russell Investment Group has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. Russell Investment Group makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of RTY to track general stock market performance. Russell Investment Group has no relationship to HSBC other than the licensing of RTY and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by Russell Investment Group without regard to HSBC or the notes. Russell Investment Group has no obligation to take the needs of HSBC or the owners of the notes into consideration in determining, composing or calculating RTY. Russell Investment Group is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Russell Investment Group has no liability in connection with the administration, marketing or trading of the notes.

Russell Investment Group is under no obligation to continue the calculation and dissemination of RTY and the method by which RTY is calculated and the name "Russell 2000®" or "RTY" may be changed at the discretion of Russell Investment Group. No inference should be drawn from the information contained in this pricing supplement that Russell Investment Group makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of RTY to track general stock market performance. Russell Investment Group has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating RTY. Russell Investment Group is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the notes or in the determination or calculation of the equation by which the notes are to be settled in cash. Russell Investment Group has no obligation or liability in connection with the administration, marketing or trading of the notes. The use of and reference to RTY in connection with the notes have been consented to by Russell Investment Group.

Russell Investment Group disclaims all responsibility for any inaccuracies in the data on which RTY is based, or any mistakes or errors or omissions in the calculation or dissemination of RTY.

Historical Performance of RTY

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of RTY for each quarter in the period from April 1, 2005 through September 30, 2008 and for the period from October 1, 2008 through October 30, 2008. The closing level of RTY on October 30, 2008 was 508.76. We obtained the data in the following table from Bloomberg, without independent verification by us. **Historical levels of RTY should not be taken as an indication of future performance, and no assurance can be given that the level of RTY will increase relative to the initial level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
June 30, 2005	648.19	570.03	639.66
September 30, 2005	688.51	638.93	667.80
December 30, 2005	693.63	614.76	673.22
March 31, 2006	767.16	666.58	765.14
June 30, 2006	784.62	669.88	724.67
September 30, 2006	738.16	668.58	725.59
December 31, 2006	801.01	712.17	787.66
March 30, 2007	830.01	760.06	800.71
June 29, 2007	856.39	798.17	833.70
September 28, 2007	856.48	736.00	805.45
December 31, 2007	852.06	734.40	766.03
March 31, 2008	768.46	643.28	687.97
June 30, 2008	763.27	684.88	689.66
September 30, 2008	764.38	647.37	679.58
October 1, 2008 – October 30, 2008	676.21	441.92	508.76

The iShares® MSCI EAFE Index Fund

We have derived all information relating to the reference asset, including, without limitation, its make-up, method of calculation and changes in its components or components of the underlying index, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares").

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information.

EFA seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index (the "underlying index"). EFA uses a representative sampling strategy to try to track the underlying index. The primary exchange for shares of EFA is NYSE Arca, Inc. Barclays Global Fund Advisors ("BGFA") is the investment advisor to EFA.

The underlying index is calculated, published and disseminated daily by Morgan Stanley Capital International Inc.("MSCI"), a majority-owned subsidiary of Morgan Stanley, and is comprised of the equity securities underlying the MSCI indices of selected countries in Europe, Australasia (Australia and Asia) and the Far East.

Representative Sampling

BGFA employs a technique known as representative sampling to track the underlying index. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in the underlying index that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the underlying index. EFA may or may not hold all of the securities that are included in the underlying index.

EFA generally will invest at least 90.00% of its assets in the securities of its underlying index or in American Depositary Receipts, or other depositary receipts representing securities in the underlying index. EFA may invest the remainder of its assets in securities not included in the underlying index, but which BGFA believes will help EFA track the underlying index.

Correlation

The underlying index is a theoretical financial calculation, while EFA is an actual investment portfolio. The performance of EFA and the underlying index may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Fund's portfolio and the underlying index resulting from legal restrictions (such as diversification requirements that apply to EFA but not to the underlying index) or representative sampling.

Industry Concentration Policy

EFA will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the underlying index is so concentrated.

Historical Performance of EFA

The following table sets forth the quarterly high and low intra-day prices, as well as end-of-quarter closing prices, of EFA for each quarter in the period from April 1, 2005 through September 30, 2008 and for the period from October 1, 2008 through October 30, 2008. The closing price of EFA on October 30, 2008 was $44.31. We obtained the data in the following table from Bloomberg, without independent verification by us. **Historical prices of EFA should not be taken as an indication of future performance, and no assurance can be given that the level of EFA will increase relative to the initial level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
June 30, 2005	$53.92	$51.12	$52.35
September 30, 2005	$58.57	$51.24	$58.09
December 30, 2005	$60.95	$54.58	$59.42
March 31, 2006	$65.52	$60.25	$64.99
June 30, 2006	$70.65	$59.40	$65.35
September 30, 2006	$68.52	$60.94	$67.78
December 31, 2006	$74.66	$67.61	$73.26
March 30, 2007	$77.18	$70.95	$76.27
June 29, 2007	$81.79	$76.05	$80.63
September 28, 2007	$85.50	$67.99	$82.56
December 31, 2007	$86.49	$78.00	$78.50
March 31, 2008	$79.22	$65.63	$71.90
June 30, 2008	$78.76	$68.06	$68.70
September 30, 2008	$68.39	$52.36	$56.30
October 1, 2008 – October 30, 2008	$56.42	$37.50	$44.31

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to SPX and RTY. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft, our special counsel, it is reasonable to treat the notes in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year at such time for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

The EFA is a "pass-thru" entity for purposes of section 1260 of the Code, and we therefore intend to treat the portion of the notes that reference EFA as subject to the "constructive ownership" rules of section 1260. Moreover, if one or more of the entities included in SPX and/or RTY are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, it is possible that the portion of the notes that correspond to SPX and/or RTY will also be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term gain had it held the EFA or any other pass-thru entity directly. Because the U.S. holder does not share in distributions made on the EFA, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held shares of the EFA directly. However, to the extent that one or more of the entities in the SPX and/or RTY constitute PFICs or other pass-thru entities for purposes of section 1260 of the Code, or if the EFA rebalances its positions or purchases a new position within a year of the maturity, sale, exchange, or other disposition of the note by a U.S. holder, the U.S. holder will generally be unable to demonstrate that it would have recognized long-term capital gain with respect to that portion of the note that references the EFA, SPX, or RTY, respectively.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract which may include the notes should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

DELISTING OR SUSPENSION OF TRADING IN THE SHARES OF EFA; TERMINATION OF EFA; AND DISCONTINUATION OF THE UNDERLYING INDEX

This section applies only to EFA and does not apply to SPX or RTY

If the shares of EFA are delisted from, or trading of shares of EFA is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of EFA (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be EFA for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the notes.

If the shares of EFA are delisted from, or trading of the shares of EFA is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of EFA are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the notes.

If EFA is liquidated or otherwise terminated (a "termination event"), the ending value of the shares of EFA on the final valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate EFA prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the ending value as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the notes.

If a termination event has occurred with respect to EFA and the underlying index sponsor discontinues publication of the underlying index and if the underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the underlying index, then the level of the underlying index will be determined by reference to the level of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to us and the trustee and we will provide notice thereof of the selection of the successor underlying index to the registered holders of the notes.

If a termination event has occurred and the underlying index sponsor discontinues publication of the underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the level to be substituted for the underlying index on the final valuation date will be a level computed by the calculation agent for that date in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance.

If a successor underlying index is selected or the calculation agent calculates a level as a substitute for the underlying index as described above, the successor underlying index or level, as the case may be, will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

"Index sponsor" means Morgan Stanley Capital International Inc.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holder of notes, absent manifest error.

DISCONTINUANCE OR MODIFICATION OF SPX OR RTY

If the index sponsor (as defined below) of SPX or RTY, as applicable, discontinues publication of or otherwise fails to publish SPX or RTY, as applicable, on any day on which SPX or RTY, as applicable, is scheduled to be published and the index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the "successor index"), then that successor index will be deemed to be SPX or RTY, as applicable, for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If SPX or RTY, as applicable, is discontinued or if the index sponsor fails to publish SPX or RTY, as applicable, and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the level of SPX or RTY, as applicable, using the same general methodology previously used by the index sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that SPX or RTY, as applicable, or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating SPX or RTY, as applicable, or a successor index, or the value thereof, is changed in a material respect, or if SPX or RTY, as applicable, or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that SPX or RTY, as applicable, does not fairly represent the value of SPX or RTY, as applicable, or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine the index level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating SPX or RTY, as applicable, or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust that index in order to arrive at a value of SPX or RTY, as applicable, or the successor index as if it had not been modified (e.g., as if the split had not occurred). In that case, the calculation agent will furnish written notice to us and the holders of the notes.

"Index sponsor" means:

- with respect to SPX, Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

- with respect to RTY, Russell Investment Group.

Notwithstanding these alternative arrangements, discontinuance of the publication of SPX or RTY, as applicable, may adversely affect the value of, and trading in, the notes.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in "Return on the Notes — Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated basket return. If a market disruption event exists with respect to a basket component on that scheduled trading day, then the final valuation date for that basket component will be postponed for up to five scheduled trading days (in the same general manner used for postponing final valuation dates during the term of the notes).. The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

HSBC USA Inc.

$[●]

Equity Buffer Notes

Linked to an equally weighted basket of the S&P 500® Index, the Russell 2000® Index and iShares® MSCI EAFE Index Fund

November 3, 2008

FREE WRITING PROSPECTUS